Exhibit 99.1

RedCloud Announces Pricing of $13.5 Million

Private Placement of Securities

LONDON, July 3, 2025 (GLOBE NEWSWIRE) – RedCloud Holdings plc (“RCT”) (“RedCloud” or the “Company”), today announced that it has entered into a securities purchase agreement with certain institutional and accredited investors to purchase its ordinary shares, and accompanying warrants that is expected to result in approximately $13.5 million in gross proceeds before deducting placement agent fees and other private placement expenses.

The private placement includes an investment of $7.5M from the Company’s largest current shareholder.

At the closing, the Company will issue to the investors an aggregate of 9,000,000 ordinary shares, along with accompanying warrants to purchase an aggregate of 18,000,000 ordinary shares, at a combined purchase price of $1.50 per ordinary share and accompanying warrants. The accompanying warrants have an exercise price of $1.50 per ordinary share and will become exercisable immediately. The Warrants will expire five years from the date of issuance. The private placement is expected to close on or around July 7, 2025, subject to the satisfaction of customary closing conditions.

Roth Capital Partners is acting as the exclusive placement agent for the private placement and Clear Street is acting as financial advisor.

The securities to be issued in connection with the private placement described above are being offered in a private placement and have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdictions’ securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About RedCloud Holdings plc

RedCloud has developed and operates the RedCloud trading platform (the “Platform”), that facilitates the trading of everyday consumer supplies of fast-moving consumer goods (“FMCG”) products across business supply chains. RedCloud believes its Platform solves a decades old problem of how to unlock and enable access to key purchase and sales data between brands, distributors and retailers in high growth consumer markets. Through RedCloud’s Platform, retailers are enabled to use data driven insights backed by artificial intelligence (“AI”) to help make faster and easier business-to-business (“B2B”) purchases and inventory decisions from brands and distributors by breaking down complex purchasing behaviors of large product inventory catalogues. For more information about RedCloud and its Platform, please visit www.redcloudtechnology.com and connect on LinkedIn and Facebook.

RedCloud Holdings plc Page 2

Forward-Looking Statements

The information in this press release may include forward-looking statements within the meaning of the federal securities laws. These statements generally relate to future events or our future financial or operating performance. When used in this press release, words such as “expect,” “project,” “estimate,” “believe,” “anticipate,” “intend,” “plan,” “seek,” “forecast,” “target,” “predict,” “may,” “should,” “would,” “could,” and “will,” the negative of these terms and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict, including, but not limited to, the expected completion, timing and size of the offering. As a result, actual results could differ materially from those indicated in these forward-looking statements. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in RedCloud’s described in “Cautionary Note Regarding Forward-Looking Statements,” “Item 3. Key Information – D. Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in RedCloud’s Annual Report on Form 20-F for the year ended December 31, 2024, which was filed with the Securities and Exchange Commission (the “SEC”) on May 16, 2025, as well as other documents filed by the Company with the SEC. RedCloud undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Information contained on, or that can be accessed through, the Company’s website or any other website or any social media is expressly not incorporated by reference into and is not a part of this press release.

Contacts:

Investor Relations

Ryan Flanagan

Investor.relations@redcloudtechnology.com

Media Relations

James McCarthy

media@redcloudtechnology.com